Filed by Coari Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELE NORTE LESTE PARTICIPAÇÕES S.A., TELEMAR NORTE LESTE S.A., COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF SHARES BETWEEN COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to the proposed share exchange (incorporação de ações) between Brasil Telecom S.A. (“Brasil Telecom”) and Coari Participações S.A. (“Coari”). In connection with the proposed share exchange, Coari (1) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) has filed and will file with the Commission other documents regarding the proposed share exchange. We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange, when available, free of charge on the Commission’s website at www.sec.gov or from Coari.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF Nº 02.558.134/0001-58 NIRE Nº 33.3.0026253-9 Publicly held Company	TELEMAR NORTE LESTE S.A. CNPJ/MF Nº 33.000.118/0001-79 NIRE Nº 33.3.0015258-0 Publicly held Company

COARI PARTICIPAÇÕES S.A. CNPJ/MF Nº 04.030.087/0001-09 NIRE Nº 35.3.0018062-3 Publicly held Company	BRASIL TELECOM S.A. CNPJ/MF Nº 76.535.764/0001-43 NIRE Nº 53.3.0000622-9 Publicly held Company

NOTICE OF MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BrT” and, together with TNL, Telemar and Coari, the “Companies”), pursuant to and in accordance with Instructions No. 319/99 and No. 358/02 issued by the Brazilian Securities and Exchange Commission (“CVM”), and following the matters disclosed in the Material Facts released on April 25, 2008, January 8, 2009, July 15, 2009 and August 12, 2009, hereby inform their shareholders and the market in general of the following matters:

1.	Corporate Reorganization

On September 30, 2009, the second step of the Corporate Reorganization was concluded, through the approval of the merger of Brasil Telecom Participações S.A. (“BrTP”) with and into BrT by the shareholders’ meetings of BrTP and BrT. The merger resulted in the absorption of the assets and liabilities of BrTP by BrT and the migration of BrTP’s shareholder base to BrT, following which BrTP ceased to exist.

In order to continue the execution of the corporate transactions disclosed in the Material Facts of April 25, 2008 and August 12, 2009, the managements of the Companies intend to implement the third step of the Corporate Reorganization which consists of the share exchange between BrT and Coari, a company that is a direct subsidiary of Telemar (the “Share Exchange”).

The Share Exchange will result in the migration of BrT shareholders to Coari, including those shareholders that received shares of BrT in the merger of BrTP with and into BrT, the transfer to Coari of the shares of BrT not held by Coari, and, as a result, BrT becoming a wholly-owned subsidiary of Coari.

The Share Exchange requires the registration of the shares to be issued by Coari under the U.S. Securities Act of 1933, which the managements of the Companies estimate will occur on or prior to December 31, 2009. The shareholders’ meetings of BrT and Coari that will resolve on the Share Exchange will be summoned in the next days.

This Material Fact is solely for the purpose of announcing the information related to the Share Exchange, as required by the CVM Instruction No. 319/99 for such transaction.

The structure and conditions of the merger of Coari with and into Telemar remain subject to definition resulting from analysis and studies currently being conducted by the managements of the Companies, including the analysis of the actions necessary for the approval of the listing of Telemar shares on the New York Stock Exchange and the registration of these shares with the U.S. Securities and Exchange Commission (the “SEC”).

After the definition of the basis under which the merger of Coari with and into Telemar will occur, such information will be made public.

2. Corporate Structure. The shareholding structure of the Companies before and after the Share Exchange is shown in the following diagrams:

3.	Objectives, Benefits and Justification of the Share Exchange.

3.1. Objectives and Benefits and Justification of the Share Exchange. The Share Exchange represents one of the steps required to implement the Corporate Reorganization, and has following specific objectives:

(i) simplifying the capital and corporate structure of BrT and Coari, reducing administrative costs;

(ii) aligning the interests of the shareholders of BrT, Coari and Telemar;

(iii) avoiding a circular shareholding between Coari and Telemar, which is prohibited by law and which would occur if the shares of BrT were exchanged directly for shares of Telemar resulting in the shares of BrT held by Coari being converted into shares of Telemar; and

(iv) eliminating the costs of separate listings of the shares of BrT and Coari, as well as costs arising from the public disclosure obligations for information released separately by BrT and Coari.

4. Previous Corporate and Business Acts. In addition to the transactions and acts disclosed in the Material Facts released on April 25, 2008, January 8, 2009, July 15, 2009 and August 12, 2009, the BrT and Coari Boards of Directors approved the signature of the Protocol and Justification of the Share Exchange, as well as the appraisal reports and other related documents, and decided to submit the Share Exchange to the decision of BrT and Coari shareholders.

5.	Share Exchange Ratios in the Share Exchange.

5.1. Exchange Ratios in the Share Exchange. As a result of the Share Exchange, one (1) common share of Coari will be issued in substitution for each outstanding common share of BrT, and one (1) preferred share of Coari will be issued in substitution for each outstanding preferred share of BrT (the “Exchange Ratio”).

5.2. Exchange Ratio Criteria and Reasons Why the Share Exchange is Considered Fair for the Shareholders. The managements of the Companies believe that the Share Exchange is fair, in light of the fact that the Exchange Ratio was determined by the managements of BrT and Coari considering the following premises: (i) the shareholder’s equity of Coari is composed substantially by BrT common and preferred shares, (ii) excluding Coari’s interest in BrT, the shareholders’ equity balance of Coari is positive, (iii) the shareholders of BrT will receive the same number of Coari shares as the number of BrT shares held by them; (iv) the composition of the equity capital of Coari after the Share Exchange, in accordance with the Exchange Ratio, will reflect the exact current composition of BrT’s equity capital.

5.3. Share Fractions. The Exchange Ratio will not result in the issuance of fractional Coari shares.

6.	Appraisal Criteria for BrT Shares and BrT and Coari Net Worth.

6.1. Net Worth Appraisal. The shares of BrT were appraised by the specialized firm, Apsis Consultoria Empresarial Ltda., with head offices at Rua São José 90, suite 1,082, in the City and State of Rio de Janeiro, registered with the Treasury Ministry on the National Corporate Taxpayers’ Register under CNPJ/MF No. 27,281,922/0001-70 (“Apsis”), on the basis of its book value, as shown in the audited financial statements issued by BrT as of May 31, 2009 (“Base Date”), taking into account the following events which occurred after the Base Date: (i) the merger of Copart 2 Participações S.A. (“Copart 2”) with and into BrT, on July 31, 2009; (ii) the merger of BrTP with and into BrT, on September 30, 2009; (iii) the registration of disbursement of goodwill amortization related to the months of August, September, October, November and December of 2009, in the amount of R$186,666,757.92; and (iv) the registration of the reversion of the goodwill provision established in the companies that were merged into BrT (Copart 2 and BrTP), in the amount of R$70,336,848.76. The selection and engagement of Apsis must be ratified and approved by the BrT and Coari shareholders. According to such appraisal, the book value of the Net Worth of BrT was assessed on the Base Date, taking into account the adjustments described above, was R$ 11,115,033,954.78 or R$ 18.845781 per share of BrT.

6.2. Appraisal of the Net Worth of BrT and Coari at Market Prices. In compliance with the provisions set forth in Article 264 of Law No. 6,404/76 (the “Brazilian Corporation Law”), Apsis prepared the Net Worth Appraisal Report of BrT and Coari at market prices. The appraisals of the net worth of BrT and Coari at market prices were prepared using the same criteria and as of the Base Date, taking into account (1) in the case of BrT, the adjustments described above in the net worth appraisal of BrT, and (2) in the case of Coari, (i) the capitalization of an advance for future capital increase of Coari in the amount of R$3,683,934,973.95, on June 30, 2009, and (ii) the effects of the merger of BrTP with and into BrT on September 30, 2009 on the net worth appraisal of Coari, resulting in, solely for the purposes of Article 264 of the Brazilian Corporation Law, an exchange ratio of 0.999995 outstanding Coari shares for each outstanding share of BrT.

7.     Treatment of Subsequent Equity Variations in the Share Exchange. Variations in the equity of BrT and Coari occurring from May 31, 2009 until the date of the approval of the Share Exchange, will be recorded directly in the respective company’s books, given that BrT will continue to exist after the approval of the Share Exchange

8.	Asset and Policy Rights and Advantages of the Shares.

8.1. Rights Conferred by the Shares to be issued to BrT Shareholders. Shareholders owning common shares of BrT will receive common shares issued by Coari, and the shareholders owning preferred shares of BrT will receive preferred shares issued by Coari. The common and preferred shares issued by Coari to the BrT shareholders will entitle them to the same rights as those conferred by the other common and preferred shares issued by Coari, respectively, including full receipt of dividends and/or interest on shareholders’ equity that may be declared by Coari after the date on which the Share Exchange is approved by the shareholders of BrT and Coari.

8.2. Comparison between the Dividend and Voting Rights and Preferences of the Shares. The dividend and voting rights and preferences of the common and preferred shares issued by Coari are substantially the same as those conferred by common and preferred shares issued by BrT, respectively.

9.     Solution for Shares in the Capital of One Company held by the Other. The shares issued by BrT that are held by Coari will continue to be held by Coari. There are no shares issued by Coari held by BrT.

10.	Right of Withdrawal and Value of Reimbursement.

10.1. Right of Withdrawal in the Share Exchange. Pursuant to the provisions set forth in Article 137 of the Brazilian Corporation Law, the right of withdrawal in the Share Exchange is guaranteed only to shareholders owning common shares of BrT that do not approve the Share Exchange, whether through dissent, abstention or not attending the General Meeting of BrT that approves the Share Exchange. The shareholder must expressly state its intention to exercise the right of withdrawal within 30 (thirty) days as from the publication date of the Minutes of the General Meeting of BrT that approves the Share Exchange.

10.1.1. Shareholders owning preferred shares of BrT will not have the right to withdraw, as the preferred shares of BrT owned by such shareholders possess liquidity and dispersion in the market, as defined in the Brazilian Corporation Law.

10.1.2. Shareholders owning common and preferred shares of Coari will have withdrawal rights. Nevertheless, given that at the moment of the resolution about the Share Exchange, Telemar and the directors of Coari will be the only shareholders of Coari, there is not an expectation that any shareholder of Coari will exercise its withdrawal rights.

10.2. The withdrawal rights may only be exercised by dissenting shareholders for all common shares proven to be owned by those shareholders continuously, from the date of the close of trading on April 25, 2008, which is the date of publication of the Material Fact that first announced the Corporate Reorganization and the Share Exchange, until the date of the exercise of the withdrawal rights. Shares acquired after April 25, 2008, will not entitle the holders thereof to withdrawal rights with respect to the Share Exchange.

10.3. Value of Reimbursement. Shareholders of BrT that do not approve the Share Exchange at the shareholders’ meeting of BrT that approves the Share Exchange will have the right to reimbursement for their shares at a value of R$ 11.40 (eleven reais and forty centavos) per share, in compliance with the most recently approved balance sheet of BrT,, which was dated December 31, 2008. The dissenting shareholders may, upon withdrawal, request the preparation of a special balance sheet for BrT, as set forth in §2 of Article 45 of the Brazilian Corporation Law. In this case, after the expiration of the deadline set for the reconsideration of the Share Exchange, pursuant to §3 of Article 137 of the Brazilian Corporation Law, the shareholder will receive 80% of the reimbursement value, with the balance, if any, to be paid within 120 (one hundred and twenty) days following the date of the shareholders’ meeting of BrT that approves the Share Exchange.

10.4. Payment of Reimbursement Amounts and Procedures for Exercising the Right of Withdrawal. The payment of reimbursement value for the withdrawn BrT common shares will depend on the effective completion of the Share Exchange, as set forth in Article 230 of the Brazilian Corporation Law, and must be realized through the credit of the corresponding amount at the depository institution for the BrT shares, Banco Bradesco S.A. (“Banco Bradesco”), which will then proceed to make payment to the dissenting shareholders either directly or through the custodian agent, based on their respective registration data. Shareholders whose shares are held in custody by the Banco Bradesco must exercise the right of withdrawal at any of the branches of this institution, within the banking working hours of the shareholders location, by completing the corresponding forms available at the financial institution, being demanded the delivery of the certified copies of the documents required for this purpose:

(i) Individuals: Individual Taxpayers’ Register, Identity Card and current evidence of address and evidence of bank account; or

(ii) Legal Entity: National Corporate Taxpayers’ Register, bylaws/articles of association and corresponding amendments, as well as documents related to the partners/legal representatives (act of appointment, Individual Taxpayers’ Register, Identity Card and current evidence of address) and evidence of bank account.

10.5. The shareholders whose shares are in custody with the Assets Depositary Agency of BM&FBOVESPA, must exercise the right to withdrawal through their custody agents, if wanted.

10.6. Value of Reimbursement of Coari Shareholders and Procedures for Exercising the Right of Withdrawal. Shareholders of Coari that do not approve the Share Exchange at the extraordinary general shareholders’ meeting of Coari that approves the Share Exchange will have the right to reimbursement for their shares in the amount of R$1.00 (one real) per share, in compliance with the most recently approved balance sheet of Coari, which was dated December 31, 2008. The shareholders of Coari who wish to exercise its withdrawal rights, must attend to the head office of Coari located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, No. 425, 8th floor (part) with the documents able to prove such shareholders’ shareholding position

11.	Composition of the Equity Capital of Coari after the Share Exchange.

11.1. Composition of the Equity Capital of Coari. The equity capital of Coari, on the date hereof, is R$12,334,064,389.91, divided into 290,665,050 shares, consisting of 161,990,001 common shares and 128,675,049 preferred shares, all registered and with no par value. As a result of the Share Exchange, the equity capital of Coari will be increased by R$5,637,224,265.10 to R$ 17,971,288,655.01 represented by 203,423,176 common shares and 386,365,814 preferred shares.

11.2. Coari Shares issued in the Share Exchange. As a result of the Share Exchange, 41,433,175 registered common shares and 257,690,765 registered preferred shares, each with no par value, will be issued by Coari, with the same rights as the common and preferred shares of Coari currently in circulation, respectively. The issued shares will be paid up in full through the absorption of the assets of BrT and will be issued to the BrT shareholders (other than Coari).

12. Liabilities and Contingencies Not Posted in the Accounts. There are no significant liabilities or contingencies that have not been duly posted in the accounts.

13. Share Exchange Costs. The expenditures incurred for conducting the Share Exchange are estimated at R$1.5 million, which encompasses hiring the auditors and specialized firms commissioned to draw up the appraisal reports, legal fees paid to law firms specialized in this type of transaction and the public notifications required by law to disclose the announcements, notices and minutes involved in legal Share Exchange procedures and register of the shares issued to holders of BrT American Depositary Shares (“ADSs”) and holders of BrT shares that reside in the United States with the SEC.

14.	Specialized Firm.

14.1. Apsis Consultoria Empresarial Ltda., a specialized consulting firm, was engaged to prepare the appraisal reports assessing the book value of BrT shares for the purpose of the capital increase of Coari through the Share Exchange, and the appraisal report on the net worth of BrT and of Coari at market prices, in order to comply with Article 264 of the Brazilian Corporation Law.

14.2 Declaration of Non-Existence of Conflicts of Interest. With regard to the above-mentioned specialized firm, there is no type of current or potential conflict, nor any community of interests, in terms of the controlling shareholders of the Companies involved in the Share Exchange, nor the minority shareholders, which is known to the management of the Companies.

15.	Approval from the Regulators.

15.1. Notification of the Share Exchange to the Authorities. The National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, the Brazilian federal telecommunications regulator , was notified of the Share Exchange through its prior consent procedures in connection with the indirect acquisition of control of BrTO by Telemar. Any other notifications required for the Share Exchange will be submitted to the competent government authorities in accordance with the governing law.

15.2. SEC. The Share Exchange and resulting issuance of new shares of Coari is conditioned on the applicable registration with the SEC. The General Shareholders’ Meetings of BrT and Coari to approve the Share Exchange will not be held prior to the declaration by the SEC that the applicable registration statement is effective. Therefore, the documents related to the Share Exchange, such as the Protocol and Justification and the

Appraisal Reports, may be subject to alteration in order to comply with possible future requirements established by the SEC. Any alterations to the Share Exchange documents will be disclosed to the shareholders of the Companies.

16.	Additional Information.

16.1. Auditing the Financial Statements. In compliance with the provisions in the Brazilian Corporation Law and Article 12 of CVM Instruction No. 319/99, Deloitte Touche Tohmatsu has been selected to audit the financial statements of BrT used as the basis for the Share Exchange.

16.2. Trading of BrT and Coari Shares on the BM&FBOVESPA. The BrT shares will continue to be traded under the BrT ticker until the deadline established for the exercise of the right of withdrawal or until the expiry of the period for BrT management to convene a shareholders meeting of BrT to reconsider or ratify the Share Exchange. After this period, the Companies will inform their shareholders and the market the date on which the new shares issued by Coari, as a result of the Share Exchange, will start to be traded on BM&FBOVESPA.

16.2.1. On September 11, 2009, the Coari shareholders approved the alteration of the register of their shares from the over-the-counter market to the traditional stock exchange market of BM&FBOVESPA. As set forth in CVM Instruction No. 246/96, on October 1, 2009, the management of Coari filed with the CVM and BM&FBOVESPA an application for the alteration of the register of their shares to the stock exchange market of BM&FBOVESPA, which was approved by CVM on October 13, 2009. On October 20, 2009, common and preferred shares of Coari were listed at the traditional exchange market of BM&FBOVESPA, under the tickers “COAR3” and “COAR4,” respectively.

16.3. American Depositary Shares Program for Coari Shares. As the shareholders owning common and preferred shares of BrT, including the custodian of the depositary for the ADSs of BrT, will receive common and preferred shares issued by Coari as a consequence of the Share Exchange, Coari’s management approved the establishment of ADSs programs for the Coari common and preferred shares, and holders of ADSs representing BrT common or preferred shares will receive in exchange for those ADSs, ADSs representing common and preferred shares of Coari, respectively. The depositary institution for the ADSs representing shares issued by Coari will be The Bank of New York Mellon and the custodian institution will be Banco Itaú S.A. Each ADS will represent one common share or one preferred share issued by Coari.

16.4. Documents related to the Share Exchange. All documents related to the Share Exchange (such as the Protocol and Justification, Appraisal Reports, among others) are available on the websites of BrT and Telemar (www.oi.com.br/ri). Copies of these materials will also be available on the websites of the CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bovespa.com.br) from this date onwards. Shareholders wishing to consult and examine the documents at the head offices of BrT and Coari must schedule the dates and times of appointments with the Investor Relations Departments of BrT or Coari (55 21 3131-1123/15).

The managements of the publicly held companies involved in the Corporate Reorganization will keep their shareholders and the market informed on these matters, in addition to disclosing other subsequent events that might influence these and other related transactions.

Rio de Janeiro, December 1, 2009.

Alex Waldemar Zornig

Investor Relations Director

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom S.A.

Additional Information and Where to Find It:

This communication contains information with respect to the proposed share exchange (incorporação de ações) between BrT and Coari . In connection with the proposed share exchange, Coari (1) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) has filed and will file with the Commission other documents regarding the proposed share exchange. We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange, when available, free of charge on the Commission’s website at www.sec.gov or from Coari.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, Telemar, Coari and BrT, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.